FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 130,554,456

Date: April 30, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The period was somewhat of a departure from recent periods for the Issuer in the sense that no significant partnership agreements were concluded during the period. But that's not to say that nothing of significance took place during the period. Most of the Issuer's subsidiaries ushered in the second quarter of 2021 with the same momentum that they concluded the first quarter. Purchase order financing programs for JD.com suppliers and the Issuer's social media influencers financing program continued to show a lot of promise and exceed expectations during the period. But the most significant developments to have taken place during the period are the progress the Issuer made with the implementation of payment processing and fund transfer features on its platforms as a result of the partnership signed with China UnionPay subsidiary Rongbang Technology Ltd. ("Rongbang") in January 2021, and the opening of a new office in Beijing. The Issuer concluded the period conducting the final fund transfer and payment processing live tests on the China UnionPay network for transactions initiated through its Cubeler Lending Hub and Gold River platforms. The first real payment processing and fund transfer transactions are expected to take place in May 2021. From that moment on, the Issuer will have control over the settlement and the transfer of funds of transactions facilitated by Lending Hub and Gold River via the UnionPay network.

The Issuer's recent high-profile partnerships also mean that the Issuer will have to evolve and grow to keep pace and collaborate with its new partners. Given the need for close collaboration with some of these partners, the Issuer plans to open satellite R&D and business development offices in strategic locations around China. That process began during the period with a new office in Beijing. Between December 31, 2020 and April 30, 2021, the Issuer welcomed more than 20 new employees, most of whom are based in Beijing, as the city is expected to be very important to the Issuer's future growth.

FORM 7 - MONTHLY PROGRESS REPORT

April 2021

While on the topic of growth, although no new partnerships were signed, the Issuer's business development engine remained in high gear during the period. More potential strategic partnerships with other high-profile companies were discussed as well as a potential acquisition. The opportunities for growth and partnerships for the Issuer remained as promising as ever during the period. However some potential partnerships would require commitments for the Issuer to further expand into technology hub cities like Guangzhou and make other financial commitments that the Issuer was planning to make after the close of its prospectus financing offering, which was still pending as of the date of this report. This topic is discussed further in the "Discussion of the activities of management" section below.

2. Provide a general overview and discussion of the activities of management.

Other than ongoing business development activities, which include potential strategic partnership discussions, the period was largely dominated by two topics when it comes to the Issuer's management's activities, namely the Issuer's short form prospectus financing offering and the filing of the Issuer's year-end audited financial statements for the periods ended December 31, 2020 and December 31, 2019 (the "Q4 2020 Statements"). Seen as the catalyst to a number of very important events for the Issuer, the prospectus financing, which was originally expected to close in late March 2021, was unfortunately delayed by a series of events. The main culprit for the delay was the fact that the Issuer had to file amended financial statements for the periods ended September 30, 2020 and September 30, 2019 (the "Q3 2020 Statements"), which the Issuer's management and the Issuer's auditors spent a considerable amount of time on during the period to ensure that the amended Q3 2020 Statements would be to the satisfaction of the regulators tasked to approve the prospectus offering. By the time the amended Q3 2020 Statements, which were originally incorporated by reference in the prospectus filed in March, were found to be to the satisfaction of the regulators, the Issuer's Q4 2020 Statements were due. This meant that the Q4 2020 Statements would have to replace the Q3 2020 Statements as the financial statements to be incorporated by reference in the prospectus. That in turn meant that the prospectus could not be sent for final review to the regulators until the Q4 2020 Statements were filed and translated into French. The Issuer's management did manage to file the Q4 2020 Statements by the end of the period, however, the French translation of the Q4 2020 Statements and the accompanying management's discussion and analysis (MD&A) was not yet completed as of the date of this report. The Issuer's auditors were expected to deliver the French-translated versions of the documents within two business days of the filing of this report.

FORM 7 - MONTHLY PROGRESS REPORT

April 2021

The Issuer's management also held discussions with potential strategic partners and potential acquisition targets during the period. Most of the discussions were kept at a fairly high level as the final amount raised from the Issuer's prospectus financing offering is expected to impact those discussions. The Issuer's management originally planned to raise a maximum of $15M from the prospectus offering. However, demand for the offering saw management revise that number considerably higher, to the point where the final amount likely to be raised from the offering could be transformative for the Issuer in terms of how quickly it would be able to expand its services in and beyond China, as well as how it is perceived by potential strategic partners and acquisition targets.

Finally, with a little more than a full quarter of operations in 2021, accounting for the Chinese New Year break, to see the results of some of the partnerships signed in Q4 2020 and assess the effectiveness of some of the Issuer's financing programs specifically designed for retailers, distributors and social media influencers, the Issuer's management resumed the preparation of its 3-year financial forecasts. The forecasts are expected to be released shortly following the filing of the Issuer's financial results for the first quarter of 2021 which are due by the end of May 2021.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

April 2021

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Please see section 1 above.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,445,833	Exercise of warrants for a net proceeds of $816,433.	Working Capital and investment in subsidiaries
Common shares	1,022,337	Issuance of common shares for payment of business acquisition	Used to finalize payment for acquisition of assets of Wenyi Financial Services Ltd. as per 2018 agreement

FORM 7 - MONTHLY PROGRESS REPORT

April 2021

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

April 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 7, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D
	April 2021	2021/05/07
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

FORM 7 - MONTHLY PROGRESS REPORT

April 2021